# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: X-Energy, Inc., CIK 0002088896
CUSIP: 98386P102
Title of class of securities: Class A common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 530 Gaither Road, Suite 700, Rockville, Maryland (MD), 20850
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001620263

## Reporting persons
- Ares Partners Holdco LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 38,263,341; sole dispositive power 0; shared dispositive power 38,263,341; aggregate amount beneficially owned 38,263,341 (12.3% of the class)
  Comment: The reported amount includes 24,418,756 shares of Class A common stock of the Issuer ("Class A Shares") issuable upon the conversion of 24,418,756 common units of X-Energy Reactor Company, LLC ("Common Units") (and the cancellation of an equivalent number of shares of Class B common stock of the Issuer ("Class B Shares")) beneficially owned by the Reporting Person.
  
  The reported percent of class is calculated based upon 287,458,734 Class A Shares outstanding as of June 2, 2026, as reported by the Issuer in its Quarterly Report on Form 10-Q filed on June 4, 2026 (the "Quarterly Report"), as increased by 24,418,756 Class A Shares issuable upon conversion of 24,418,756 Common Units (and the cancellation of an equivalent number of Class B Shares) beneficially owned by the Reporting Persons.
- Ares X-Energy Holdings LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 27,203,095; sole dispositive power 0; shared dispositive power 27,203,095; aggregate amount beneficially owned 27,203,095 (8.7% of the class)
  Comment: The reported amount includes 21,762,476 Class A Shares issuable upon the conversion of 21,762,476 Common Units (and the cancellation of an equivalent number of Class B Shares) beneficially owned by the Reporting Person.
  
  The reported percent of class is calculated based upon 287,458,734 Class A Shares outstanding as of June 2, 2026, as reported in the Quarterly Report, as increased by 24,418,756 Class A Shares issuable upon conversion of 24,418,756 Common Units (and the cancellation of an equivalent number of Class B Shares) beneficially owned by the Reporting Persons.
- Ares X-Energy Co-Invest LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 8,403,966; sole dispositive power 0; shared dispositive power 8,403,966; aggregate amount beneficially owned 8,403,966 (2.7% of the class)
  Comment: The reported percent of class is calculated based upon 287,458,734 Class A Shares outstanding as of June 2, 2026, as reported in the Quarterly Report, as increased by 24,418,756 Class A Shares issuable upon conversion of 24,418,756 Common Units (and the cancellation of an equivalent number of Class B Shares) beneficially owned by the Reporting Persons.
- ACIP Investments Pooling LLC - Series 31: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,656,280; sole dispositive power 0; shared dispositive power 2,656,280; aggregate amount beneficially owned 2,656,280 (0.9% of the class)
  Comment: The reported amount includes 2,656,280 Class A Shares issuable upon the conversion of 2,656,280 Common Units (and the cancellation of an equivalent number of Class B Shares) beneficially owned by the Reporting Person.
  
  The reported percent of class is calculated based upon 287,458,734 Class A Shares outstanding as of June 2, 2026, as reported in the Quarterly Report, as increased by 24,418,756 Class A Shares issuable upon conversion of 24,418,756 Common Units (and the cancellation of an equivalent number of Class B Shares) beneficially owned by the Reporting Persons.

## Item 1. Issuer
Name of issuer: X-Energy, Inc.
Address of issuer's principal executive offices: 530 Gaither Road, Suite 700, Rockville, MD 20850

## Item 2. Person Filing
Name of person filing:
This Statement is being jointly filed by each of the persons below pursuant to Rule 13d-1(k) promulgated by the SEC pursuant to Section 13 of the Act, all of whom together are referred to herein as the "Reporting Persons":

(i) Ares X-Energy Holdings LP ("Ares X-Energy Holdings");
(ii) Ares X-Energy Co-Invest LP ("Ares X-Energy Co-Invest");
(iii) ACIP Investments Pooling LLC - Series 31 ("ACIP Investments"); and
(iv) Ares Partners Holdco LLC ("Ares Partners")
Address of principal business office or, if none, residence:
For each of Ares Partners, Ares X-Energy Holdings and Ares X-Energy Co-Invest: 245 Park Avenue, 44th Floor, New York, New York 10167.

For ACIP Investments: 1800 Avenue of the Stars, Suite 1400, Los Angeles, California 90067.
Citizenship: See response to row 4 on each cover page hereto.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See response to row 9 on each cover page hereto.

The reported securities are directly held as follows: (i) Ares X-Energy Holdings directly holds 5,440,619 Class A Shares and 21,762,476 Common Units and a corresponding number of Class B Shares; (ii) Ares X-Energy Co-Invest directly holds 8,403,966 Class A Shares solely on behalf of third party co-investors, and accordingly Ares Partners has no pecuniary interest in such shares; and (iii) ACIP Investments directly holds 2,656,280 Common Units and a corresponding number of Class B Shares. In the aggregate, the Reporting Persons beneficially own 38,263,341 Class A Shares, which includes 24,418,756 Class A Shares issuable upon the conversion of 24,418,756 Common Units (and the cancellation of an equivalent number of Class B Shares), representing an aggregate of 12.3% of the outstanding Class A Shares. The percentage is based on 287,458,734 Class A Shares outstanding as of June 2, 2026, as reported in the Quarterly Report, as increased by 24,418,756 Class A Shares issuable upon conversion of 24,418,756 Common Units (and the cancellation of an equivalent number of Class B Shares).

Ares Partners is the sole member of each of Ares Voting LLC ("Ares Voting") and Ares Management GP LLC ("Ares Management GP"), which are respectively the holders of the Class B and Class C common stock of Ares Management Corporation ("Ares Management"), which common stock allows them, collectively, to generally have the majority of the votes on any matter submitted to the stockholders of Ares Management if certain conditions are met. Ares Management is the sole member of Ares Holdco LLC ("Ares Holdco"), which is the general partner of Ares Holdings L.P. ("Ares Holdings") and sole member of ACIP Investment Management LLC. Ares Holdings is the sole member of Ares X-Energy Capital Investors GP LLC ("Ares X-Energy GP"), which is the general partner of Ares X-Energy Holdings, and the sole member of Ares X-Energy Co-Invest GP LLC ("Ares X-Energy Co-Invest GP"), which is the general partner of Ares X-Energy Co-Invest. ACIP Investment Management LLC is the sole member of Ares CIP Management LLC, which is the general partner of Ares CIP Management, L.P., which is the managing member of ACIP Investments Pooling LLC. ACIP Investments is a registered series of ACIP Investments Pooling LLC.

Each of Ares Partners, Ares Management GP, Ares Voting, Ares Management, Ares Holdco (collectively, the "Ares Entities"), Ares Holdings and Ares X-Energy GP may be deemed to share beneficial ownership of the securities held by Ares X-Energy Holdings. Each of the Ares Entities, Ares Holdings and Ares X-Energy Co-Invest GP may be deemed to share beneficial ownership of the securities held by Ares X-Energy Co-Invest. Each of the Ares Entities, ACIP Investment Management LLC, Ares CIP Management LLC, Ares CIP Management, L.P and ACIP Investments Pooling LLC may be deemed to share beneficial ownership of the securities held by ACIP Investments. Each disclaims any such beneficial ownership of securities not held of record by them.

Ares Partners is managed by a board of managers, which is composed of Michael J Arougheti, R. Kipp deVeer, David B. Kaplan, Antony P. Ressler and Bennett Rosenthal (collectively, the "Board Members"). Mr. Ressler generally has veto authority over the Board Members' decisions. Each of these individuals disclaims beneficial ownership of the securities that may be deemed to be beneficially owned by Ares Partners.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons declare that filing this Statement shall not be construed as an admission that any of the Reporting Persons or any of the foregoing are, for the purposes of Section 13(d) and/or Section 13(g) of the Act, the beneficial owners of any securities covered by this Statement, and such beneficial ownership is expressly disclaimed by the Reporting Persons.
Percent of class: See response to row 11 on each cover page hereto.
Sole power to vote or to direct the vote: See response to row 5 on each cover page hereto.
Shared power to vote or to direct the vote: See response to row 6 on each cover page hereto.
Sole power to dispose or to direct the disposition: See response to row 7 on each cover page hereto.
Shared power to dispose or to direct the disposition: See response to row 8 on each cover page hereto.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 Joint Filing Agreement

## Signatures
- Ares Partners Holdco LLC: /s/ Anton Feingold, Anton Feingold/Authorized Signatory (08/12/2026)
- Ares X-Energy Holdings LP: /s/ Anton Feingold, Anton Feingold/Authorized Signatory (08/12/2026)
- Ares X-Energy Co-Invest LP: /s/ Matthew Jill, Matthew Jill/Authorized Signatory (08/12/2026)
- ACIP Investments Pooling LLC - Series 31: /s/ Noah Ehrenpreis, Noah Ehrenpreis/Authorized Signatory (08/12/2026)